

March 10, 2014

Via E-Mail
Boyd E. Hoback
Chief Executive Officer
Good Times Restaurants Inc.
601 Corporate Circle
Golden, Colorado 80401

     Re: Good Times Restaurants Inc.
            Form 10-K for the fiscal year ended September 30, 2013
            Filed December 27, 2013
            File No. 000-18590

Dear Mr. Hoback:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended September 30, 2013

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

1. Organization and Summary of Significant Accounting Policies, page F-7

Goodwill, page F-8

1.   We note that in connection with the purchase of a franchise operation in December 2012, you recognized goodwill in the amount of $96,000. We also note from disclosures contained elsewhere in your filing that the purchase price for the franchise operation was $1,256,000. In this regard, please provide us with your purchase price allocation and

revise your notes to the consolidated financial statements in future filings to include the disclosures required by ASC 805-10-50 and 805-30-50.

Deferred Liabilities, page F-9

2. We note from disclosures contained elsewhere in your filing that you entered into two sale-leaseback transactions during fiscal 2013 for which you received proceeds of $3,329,000. Your policy on page F-9 states that the deferred gain from sale-leaseback transactions relates to the sale of one restaurant and appears to originate from a prior period. In this regard, please tell us how you accounted for the sale-leaseback transactions entered into during fiscal 2013, including the recognition or deferral of any gains or loss. Assuming a satisfactory response, please revise your notes to the financial statements to include the disclosures required by ASC 840-40-50-1, if applicable. Additionally, your accounting policy on page F-9 with respect to sale leaseback transactions should address your accounting treatment for gains (losses) associated with all sale-leaseback transactions. Your current disclosure appears to address the one transaction.

8. Stockholders' Equity, page F-13

3. We note in April 2012 you issued Series C Convertible Preferred Stock. We further note from page F-14 that such stock will automatically convert to common stock upon a qualified public offering of your common stock. Please tell us and revise your disclosure to indicate the conditions under which the convertible preferred stock will automatically convert to common stock in light of your public offering which occurred in August 2013.

Warrants, page F-16

4. Please revise your notes in future filings to disclose that A warrants to purchase 330,000 shares of your common stock and B warrants to purchase 165,000 shares of your common stock were issued to underwriters in connection with your public offering in August 2013. As part of your response, please disclose the terms of the warrants if different from other warrants issued in the August 2013 public offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief